UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934
ETRIALS WORLDWIDE, INC.
(Name of Subject Company)
ETRIALS WORLDWIDE, INC.
(Name of Person Filing Statement)
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
29786P103
(CUSIP Number of Common Stock)
Joseph (Jay) F. Trepanier
Chief Financial Officer
etrials Worldwide, Inc.
4000 Aerial Center Parkway
Morrisville, North Carolina 27560
(919) 653-3400
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)
Copy to:
Donald R. Reynolds, Esq.
Alexander M. Donaldson, Esq.
Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, North Carolina 27607
(919) 781-4000
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Email sent on May 20, 2009 by M. Denis Connaghan, Chief Executive Officer of etrials Worldwide, Inc., to employees of etrials Worldwide, Inc.
A quick update on today’s news regarding the BioClinica acquisition.
Today it was publicly announced that BioClinica has increased their offer to acquire etrials in response to an unsolicited offer from another company. Due to regulatory guidelines, I am unable to divulge the company’s name.
What this means is that the financial terms have become more favorable for etrials’ shareholders from what was announced on May 5th. Under the new agreement, for each share of etrials stock, shareholders will receive 0.124 shares of newly issued Bio-Imaging common stock, 0.076 shares of newly issued Bio-Imaging preferred stock, and $0.62 in cash, which equates to a value of $1.35 per share for etrials. This compares with the original offer which equated to a per share value of $0.9068, which was comprised of the same amount of common and preferred stock, but increased the cash portion from $0.15 in cash per share to $0.62 in cash per share. As was previously the case, our Board has approved this amended merger agreement.
Other than an increase in the offer amount, the transaction remains on path as scheduled for a close in the mid to late June timeframe and we are continuing to work towards that goal. That is essentially all there is to it, but for more information, I recommend you read the press release on our Web site.
Thanks,
Denis
Denis Connaghan
etrials
4000 Aerial Center Parkway
Morrisville, NC 27560
Phone: 919.653.3412 | Fax: 919.653.3620
Denis.Connaghan@etrials.com | http://www.etrials.com
Disclaimer: This e-mail communication and any attachments may contain confidential and privileged information and is for use by the designated addressee(s) named above only. If you are not the intended addressee, you are hereby notified that you have received this communication in error and that any use or reproduction of this email or its contents is strictly prohibited and may be unlawful. If you have received this communication in error, please notify us immediately by replying to this message and deleting it from your computer. Thank you.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ETRIALS WORLDWIDE, INC.
By:	/s/ Joseph F. Trepanier, III
Joseph (Jay) F. Trepanier, III
Chief Financial Officer

Dated: May 20, 2009